UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                        Health Enhancement Products, Inc.
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                    958279200
                                 (CUSIP Number)

                              William J. Rogers, II
                         21 Ocean Ridge Boulevard South
                            Palm Coast, Florida 32137
                                 (386) 446-4021

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 29, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-1(f) or 240.13d-l(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 958279200

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     William J. Rogers, II
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,049,867
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,049,867
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,813,767
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 958279200

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Deborah K. Rogers, as Custodian for Joseph W. Rogers
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    4,900
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           4,900
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,813,767
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Deborah K. Rogers, as Custodian for Caroline E. Rogers
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    9,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           9,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,813,767
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      CUSIP No. 958279200

      Item 1. Security and Issuer

      The information required to be disclosed pursuant to this Item 1 is hereby amended and restated as follows:

      This Amendment No. 2 to Schedule 13D amends the Schedule 13D filed on March 3, 2005 and subsequently amended by Amendment No. 1 filed on June 24, 2005. This Amendment No. 2 is filed on behalf of William J. Rogers, II, Deborah
K. Rogers as custodian for Joseph W. Rogers and Deborah K. Rogers as custodian for Caroline E. Rogers (collectively, the "Reporting Persons") with respect to the common stock (the "Common Stock") of Health Enhancement Products, Inc. (the "Issuer"). The principal executive office of the Issuer is 7740 East Evans Road, Suite A101, Scottsdale, AZ 85260.

      Except as otherwise described herein, the information contained in prior
Schedule 13D filings remain in effect and all capitalized terms shall have the meaning previously ascribed to them.

      Item 5. Interest in Securities of the Issuer.

      The information required to be disclosed pursuant to paragraph (a) of this
Item 5 is hereby amended and restated as follows:

      (a) The responses of the Reporting Persons to Rows (7) through (10) of the cover pages of this Amendment No. 2 are incorporated herein by reference. As of the close of business on the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 2,813,767 shares of Common Stock, representing approximately 12.2% of the issued and outstanding shares of Common Stock (based on the 22,994,253 shares of Common Stock stated to be issued and outstanding by the Issuer in its latest Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 15, 2005).

      The information required to be disclosed pursuant to paragraph (c) of this
Item 5 is hereby amended and supplemented as follows:

      (c) On July 29, 2005, William J. Rogers, II received a warrant from the Issuer to purchase 1,000,000 shares of Common Stock and a warrant, attached hereto as Exhibit E, to purchase 250,000 shares of Common Stock (collectively, the "Warrants"). The Warrants may be exercised by William J. Rogers, II at any time before July 29, 2007 for an exercise price of $0.10 per share.

      Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Item 6 of this Schedule 13D is supplemented to include the information set forth in Item 5(c) of this Amendment No. 2, which is incorporated into this Item 6 by reference.

      Item 7 Material to Be Filed as Exhibits.

      The response to Item 7 is hereby amended and supplemented as follows:

      (D) Warrant for 1,000,000 shares of Common Stock, dated July 29, 2005. Incorporated by reference to Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2005 (File No. 000-30415)

      (E) Warrant for 250,000 shares of Common Stock, dated July 29, 2005.

      CUSIP No. 958279200

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated October 11, 2005

                                           /s/ William J. Rogers, II
                                         ---------------------------------------
                                         William J. Rogers, II


                                           /s/ Deborah K. Rogers
                                         ---------------------------------------
                                         Deborah K. Rogers
                                         for Joseph W. Rogers


                                           /s/ Deborah K. Rogers
                                         ---------------------------------------
                                         Deborah K. Rogers
                                         for Caroline E. Rogers

                                    EXHIBIT E

NEITHER THIS WARRANT NOR THE SHARES OF STOCK ISSUABLE UPON EXERCISE HEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR STATE SECURITIES LAWS. NO SALE, TRANSFER OR OTHER DISPOSITION OF THIS WARRANT OR SAID SHARES MAY BE EFFECTED WITHOUT (I) AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO UNDER APPLICABLE FEDERAL AND STATE SECURITIES LAWS, OR (II) AN EXEMPTION FROM REGISTRATION UNDER SUCH LAWS IS AVAILABLE.

Warrant No. AA-103      STOCK PURCHASE WARRANT       No. of Shares : 250,000
------------------                                   -----------------------

              To Subscribe for and Purchase Common Stock of
              HEALTH ENHANCEMENT PRODUCTS, INC.

      THIS CERTIFIES that, for value received, William J. Rogers, II (together with any subsequent transferees of all or any portion of this Warrant, the "Holder"), is entitled, upon the terms and subject to the conditions hereinafter set forth, to subscribe for and purchase from HEALTH ENHANCEMENT PRODUCTS, INC., a Nevada corporation (hereinafter called the "Company"), at the price hereinafter set forth in Section 2, up to 250,000 (two hundred fifty thousand) fully paid and non-assessable shares (the "Shares") of the Company's Common Stock, $.001 par value per share (the "Common Stock").

(1) Definitions. As used herein the following term shall have the following meaning:

"Act" means the Securities Act of 1933, as amended, or a successor statute thereto and the rules and regulations of the Securities and Exchange Commission issued under that Act, as they each may, from time to time, be in effect.

(2) Purchase Rights. The purchase rights represented by this Warrant shall be exercisable by the Holder in whole or in part commencing on the date hereof The purchase rights represented by this Warrant shall expire on July 29, 2007. This Warrant may be exercised for Shares at a price of ten cents ($.10) per share, subject to adjustment as provided in Section 6 (the "Warrant Purchase Price").

(3) Exercise of Warrant. Subject to Section 2 above, the purchase rights represented by this Warrant may be exercised, in whole or in part and from time to time, by the surrender of this Warrant and the duly executed Notice of Exercise (the form of which is attached as Exhibit A) at the principal office of the Company and by the payment to the Company, by check, of an amount equal to the then applicable Warrant Purchase Price per share multiplied by the number of Shares then being purchased. Upon exercise, the Holder shall be entitled to receive, within a reasonable time, a certificate or certificates, issued in the Holder's name or in such name or names as the Holder may direct, for the number of Shares so purchased. The Shares so purchased shall be deemed to be issued as of the close of business on the date on which this Warrant shall have been exercised.

(4) Shares to be Issued; Reservation of Shares. The Company covenants that the Shares that may be issued upon the exercise of the purchase rights represented by this Warrant will, upon issuance in accordance herewith, be fully paid and non-assessable, and free from all liens and charges with respect to the issue thereof. During the period within which the purchase rights represented by the Warrant may be exercised, the Company will at all times have authorized and reserved, for the purpose of issuance upon exercise of the purchase rights represented by this Warrant, a sufficient number of shares of its Common Stock to provide for the exercise of the right represented by this Warrant.

(5) No Fractional Shares. No fractional shares shall be issued upon the exercise of this Warrant. In lieu thereof, a cash payment shall be made equal to such fraction multiplied by the fair market value of such shares of Common Stock, as determined in good faith by the Company's Board of Directors.

(6) Adjustments of Warrant Purchase Price and Number of Shares. If there shall be any change in the Common Stock of the Company through merger, consolidation, reorganization, recapitalization, stock dividend, stock split or other change in the corporate structure of the Company, appropriate adjustments shall be made by the Board of Directors of the Company (or if the Company is not the surviving corporation in any such transaction, the Board of Directors of the surviving corporation) in the aggregate number and kind of shares subject to this Warrant, and the number and kind of shares and the price per share then applicable to shares covered by the unexercised portion of this Warrant.

(7) No Rights as Shareholders. This Warrant does not entitle the Holder to any voting rights or other rights as a shareholder of the Company prior to exercise of this Warrant and the payment for the Shares so purchased. Notwithstanding the foregoing, the Company agrees to transmit to the Holder such information, documents and reports as are generally distributed to holders of the capital stock of the Company concurrently with the distribution thereof to the shareholders. Upon valid exercise of this Warrant and payment for the Shares so purchased in accordance with the terms of the Warrant, the Holder or the Holder's designee, as the case may be, shall be deemed a shareholder of the Company.

(8) Sale or Transfer of the Warrant and the Shares; Legend. The Warrant and the Shares shall not be sold or transferred unless either (i) they first shall have been registered under applicable Federal and State Securities laws, or (ii) such sale or transfer is exempt from the registration requirements of such laws. Each certificate representing any Warrant shall bear the legend set out on page 1 hereof. Each certificate representing any Shares shall bear a legend substantially in the following form, as appropriate:

      THE SHARES EVIDENCED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTCON WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO UNDER APPLICABLE FEDERAL AND STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION UNDER APPLICABLE FEDERAL AND STATE SECURITIES LAWS.

      The Warrant and Shares may be subject to additional restrictions on transfer imposed under applicable state and federal securities law.

(9) Modifications and Waivers. This Warrant may not be changed, waived, discharged or terminated except by an instrument in writing signed by the party against which enforcement of the same is sought.

(10) Notices. Any notice, request or other document required or permitted to be given or delivered to the Holder or the Company shall be delivered, or shall be sent by certified or registered mail, postage prepaid, to the Holder at its address shown on the books of the Company or in the case of the Company, at the address indicated therefor on the signature page of this Warrant, or, if different, at the principal office of the Company.

(11) Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants with the Holder that upon its receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant or any stock certificate and, in the case of any such loss, theft or destruction, of an indemnity or security reasonably satisfactory to it, and upon reimbursement to the Company of all reasonable expenses incidental thereto, and upon surrender and cancellation of this Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate, of like tenor, in' lieu of the lost, stolen, destroyed or mutilated Warrant or stock certificate.

(12) Binding Effect on Successors. This Warrant shall be binding upon any corporation succeeding the Company by merger, consolidation or acquisition of all or substantially all of the Company's assets, and all of the obligations of the Company relating to the Shares issuable upon exercise of this Warrant shall survive the exercise and termination of this Warrant and all of the covenants and agreements of the Company shall inure to the benefit of the successors and assigns of the Holder.

(13) Governing Law. This Warrant shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of Nevada, without regard to the conflicts of law provisions thereof.

      IN WITNESS WHEREOF, HEALTH ENHANCEMENT PRODUCTS, INC. has caused this Warrant to be executed by its officer thereunto duly authorized.

ORIGINAL ISSUANCE AS OF: July 29, 2005

                          HEALTH ENHANCEMENT PRODUCTS, INC.


                              /s/ Howard R. Baer
                          -------------------------------------------
                          By: Howard R. Baer, Chief Executive Officer

                          Address: HEALTH ENHANCEMENT PRODUCTS, INC.
                               Health Enhancement Products, Inc.
                                7740 E. Evans Road, Suite A101
                                      Scottsdale, AZ 85260

                                    EXHIBIT A

                               NOTICE OF EXERCISE

      To: HEALTH ENHANCEMENT PRODUCTS, INC.

(1) The undersigned hereby elects to purchase _____ shares of Common Stock of HEALTH ENHANCEMENT PRODUCTS, INC. pursuant to the terms of the attached Warrant, and tenders herewith payment of the purchase price of such shares in full.

(2) Please issue a certificate or certificates representing said shares in the name of the undersigned or in such other name or names as are specified below.

(3) The undersigned represents that the aforesaid shares of Common Stock are being acquired for the account of the undersigned for investment and not with a view to, or for resale in connection with, the distribution thereof and that the undersigned has no present intention of distributing or reselling such shares. The undersigned further represents that such shares shall not be sold or transferred unless either (1) they first shall have been registered under applicable federal and state securities laws or (ii) or an exemption from applicable federal and state registration requirements is available.

(4) In the event of partial exercise, please re-issue an appropriate Warrant exercisable into the remaining shares.


                                      ------------------------------------------
                                      Name:

                                      Address:
                                               ---------------------------------

                                               ---------------------------------

                                               ---------------------------------

                                      ------------------------------------------
                                      (Signature)

                                      ------------------------------------------
                                      (Date)